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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Celltech Group plc
(Name of Subject Company (Issuer))

UCB S.A.
(Names of Filing Persons (Offeror))

Ordinary Shares
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0001822765)
American Depositary Shares (US1511581027)
(CUSIP Number of Class of Securities)

Jettie Van Caenegem
UCB S.A.
60 Allee de la Recherche, 1070
Brussels
Tel: 011 32 2 559 9516
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$2,731,955,531	$346,138

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Celltech Shares and Celltech ADSs (each Celltech ADS represents two Celltech Shares) to be received by UCB, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 278,128,673 Celltech Shares (including Celltech Shares represented by ADSs) multiplied by 550 pence per Celltech Share, the cash consideration being offered per Celltech Share which yields £1,543,913,835, converted to U.S. dollars at the noon buying rate on May 17, 2002, of £1=$1.7695 which yields $2,731,955,531, multiplied by 0.0001267, which yields $346,138. Each of the capitalized terms used is defined below.

(2)
Sent via wire transfer to the SEC on May 18, 2004.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the "Frequently Asked Questions" contained in the Offer Document dated May 19, 2004 (the "Offer Document") of UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The name of the subject company is Celltech Group plc, a public limited company organized under the laws of England and Wales ("Celltech"), with its principal executive offices located at 208 Bath Road, Slough, Berkshire SL1 3WE, England. The telephone number of Celltech's principal executive offices is 011 44 1753 777172.

This Schedule TO relates to (i) ordinary shares, nominal value 50 pence each ("Celltech Shares"), of Celltech and (ii) American Depositary Shares ("Celltech ADSs"), each representing two Celltech Shares and evidenced by American Depositary Receipts ("Celltech ADRs"). Celltech Shares and Celltech ADSs are collectively referred to as "Celltech Securities". Information concerning the number of outstanding Celltech Securities is set forth in Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

Information concerning the trading markets and sales prices of the Celltech Shares and Celltech ADSs is set forth in Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is being filed by UCB. Information regarding the principal business of UCB is set forth in Part II, paragraph 8—"Information on the UCB Group and UCB current trading" and Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

Information required by Item 1003(c) of Regulation M-A with respect to the directors and executive officers of UCB, is set forth in Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

Information required by 1003(c) of Regulation M-A with respect to UCB'S principal and permanent shareholders, Financière d'Obourg, a société anonyme organized under the laws of the Kingdom of Belgium ("Financière d'Obourg") and Financière de Tubize, a société anonyme organized under the laws of the Kingdom of Belgium ("Financière de Tubize"), is contained in Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

During the past five years, neither UCB nor, to the best knowledge of UCB, any of the persons listed in paragraph 2(a) of Appendix V—"Additional Information" of the Offer Document, Financière d'Obourg or Financière de Tubize (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in Part II, paragraph 1—"Introduction", paragraph 2—"Summary of the Offer", paragraph 14—"Compulsory acquisition, delisting and re-registration", paragraph 16—"Taxation", paragraph 18—"Procedure for acceptance of the Offer", paragraph 19—"Rights of Withdrawal", paragraph 20—"Settlement", Appendix I—"Conditions to, and further terms of, the

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Offer" and Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in Part II, paragraph 5—"Background to and reasons for the Offer" and Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Appendix V—"Additional Information" of the Offer Document is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Because the only consideration in the Offer is cash and the Offer covers all issued and to be issued Celltech Securities, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capability of UCB and its affiliates, UCB believes its financial condition is not material to a decision by a holder of Celltech Securities whether to sell, tender or hold Celltech Securities pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

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ITEM 12. EXHIBITS.

99.(a)(1)	Offer Document dated May 19, 2004.
99.(a)(2)	Letter of Transmittal.
99.(a)(3)	Notice of Guaranteed Delivery.
99.(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)	Summary Advertisement in the Wall Street Journal.
99.(a)(8)	Form of Acceptance, Authority and Election.
99.(a)(9)	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)	Side Letter from UCB to Celltech dated May 17, 2004.
99.(b)(1)
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
99.(b)(2)	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ GEORGES JACOBS
	Name:	Baron Georges Jacobs
	Title:	Executive Director
	Date:	May 19, 2004

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EXHIBIT INDEX

99.(a)(1)	Offer Document dated May 19, 2004.
99.(a)(2)	Letter of Transmittal.
99.(a)(3)	Notice of Guaranteed Delivery.
99.(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)	Summary Advertisement in the Wall Street Journal.
99.(a)(8)	Form of Acceptance, Authority and Election.
99.(a)(9)	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)	Side Letter from UCB to Celltech dated May 17, 2004.
99.(b)(1)
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
99.(b)(2)	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX